NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Rainier Securities, LLC ("the Company") is a securities broker and dealer as approved by the Securities and Exchange Commission ("the SEC") and the Financial Industry Regulatory Authority. The Company's activities are primarily comprised of purchasing and selling corporate and municipal bonds, and holding these types of securities for the Company's own account.

As a limited liability company (or "LLC"), an owner's liability is generally limited to contributions made to the LLC. An LLC owner is referred to as a Member. The Company has four Members. All are involved in the Company's operations. The LLC has appointed one Member to act as the Managing Member.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Cash

Cash consists of cash in banks. The Company occasionally has deposits in excess of federally insured limits.

Clearing Organization

The Company has an agreement with National Financial Services, LLC to act as the clearing organization for the Company. The clearing organization clears all security transactions.

The Company is required to maintain certain interest bearing deposit levels with the clearing organization. The amount of the deposit depends on the agreement with the clearing organization and certain exchange market requirements.

The loan payable to the clearing organization bears interest at approximately the Federal funds rate plus 1.25% (resulting in a rate of 1.50% at December 31, 2015), and is secured by securities owned. There is no formal due date associated with this agreement.

Furniture and Equipment

Furniture and equipment is stated at cost ($97,575) and has been fully depreciated using straight-line methods over estimated useful lives of three to seven years.

Revenue Recognition

Revenue associated with securities transactions is recognized on a trade date basis.

Fair Value Measurements

Securities owned and securities sold, not yet purchased (short sales) are recorded at fair value and, accordingly, any changes in fair value are recognized in the statement of operations.

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing an asset or liability. There are three levels which prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

The fair value measurement of securities owned and securities sold, not yet purchased, was determined using Level 2 observable market inputs, within the fair value hierarchy, consisting of quoted values of similar securities as certain securities are not traded on a daily basis.

Income Taxes

The Company is taxed as a partnership and, with limited exceptions, is not taxed at the Company level. Instead, its items of income, loss, deduction, and credit are passed through to its member owners in computing their individual tax liabilities.

Subsequent Events

The Company has evaluated additional subsequent events through the date these financial statements were available to be issued, which was February 24, 2016, see Note 6.

Note 2. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned, at December 31, 2015, are composed of:

Corporate debt securities	$	4,039,488
Municipal debt securities		8,211,792
	$	12,251,280

Three issuers of corporate debt securities (issuing many different debt securities series) represent a combined total of 61% of the total corporate debt securities. No other corporate or municipal debt issuer is equal to over 10% of the balance.

Securities sold, and not yet purchased are composed of corporate debt securities and one municipal debt security. Four corporate debt issuers were associated with 85% of the liability related to securities sold, not yet purchased.

Note 3. Trading Activities and Related Risks

The Company actively trades corporate and municipal debt securities. Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's securities will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures. The Company also tries to minimize the market risk by holding securities for generally less than 30 days.

Credit risk is the possibility of debt securities being downgraded by the rating agencies or the possibility the issuer will go into default. The Company minimizes credit risk by investing in a diversified pool of issuers.

The Company's counterparty risk is minimized by trading primarily with other broker-dealers and by clearing trades via the Federal Wire and the Deposit Trust Company ("DTC"), which ensure settlements occur simultaneously for both sides of the trade.

Note 4. Guaranteed Payments

The Company makes guaranteed payments to all of its Members. Three of the Members receive their guaranteed payments based on trading profits, net of various expenses, each month. In addition to the guaranteed payments calculated based on the net trading profits, the Managing Member receives a salary of $50,000 per year. A fourth Member (Chief Executive Officer) receives a salary of $100,000 per year. All payments are increased to cover FICA and Medicare taxes.

Note 5. Leases

The Company leases its office space under an operating lease that expires in January 2018. Rent and the related expense paid under this operating lease agreement for 2015 was $69,788. The following is a schedule of minimum lease payments required under non-cancelable operating leases for the years ending December 31:

2016	$	49,479
2017		51,161
2018		4,275
	$	104,915

Note 6. Subsequent Event

On January 15, 2016, the Company made distributions to its Members totaling $144,909. The Company expects to make additional distributions in April 2016, but the amount is undetermined.

Note 7. Contingencies and Guarantees

As of December 31, 2015, management of the Company believes that there are no contingencies or guarantees (other than the commitment described in Note 5) that may result in a loss or future obligations.

Note 8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of 6 2/3% of total aggregate indebtedness or $100,000, whichever is greater. At December 31, 2015, the required minimum net capital was $100,000. At December 31, 2015, the Company had computed net capital of $4,327,875, which was in excess of the required net capital level by $4,227,875. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2015, the Company's ratio of aggregate indebtedness to net capital was 0.07 to 1.